SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

              -----------------------------------------------------

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                       (Name of Subject Company (Issuer))

              -----------------------------------------------------

                               FUR INVESTORS, LLC
                        (Names of Filing Persons-Offeror)

              -----------------------------------------------------

         Common Shares of Beneficial Interest, par value $1.00 per share
                         (Title of Class of Securities)

              -----------------------------------------------------

                                    337400105
                      (CUSIP Number of Class of Securities)

              -----------------------------------------------------

                              Mr. Michael L. Ashner
                               FUR Investors, LLC
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753
                                 (516) 422-0023
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                              Mark I. Fisher, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8877

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction
Valuation* $11,500,000                               Amount of Filing Fee $2,300
--------------------------------------------------------------------------------

* For the purposes of calculating amount of filing fee only. This amount assumes the purchase of 5,000,000 common shares of beneficial interest of First Union Real Estate Equity and Mortgage Investments at a purchase price of $2.30 per share.

|X|   Check the box if any part of the fee is offset as provided by Rule 0- 11
      (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $2,300                Filing Party: FUR Investors, LLC
Form or Registration No.: Schedule TO           Date Filed:   December 1, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed on December 1, 2003 by FUR Investors, LLC, a Delaware limited liability company (the "Purchaser") relating to an offer by the Purchaser to purchase common shares of beneficial interest, par value $1.00 per share of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 1, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

            Item 5 is hereby supplemented as follows:

            On December 10, 2003, the Company and the Purchaser entered into an amendment (the "Amendment") to the November 26, 2003 Stock Purchase Agreement between the parties to modify the form of Advisory Agreement to be entered into between the Company and an affiliate of the Purchaser. The Amendment, the modified form of Advisory Agreement and a joint press release issued by the Company and the Purchaser on December 9, 2003 announcing the modification are attached hereto as exhibits (d)(7), (d)(8) and (a) (9), respectively, and are incorporated herein by reference.

            As a result of the modification to the form of Advisory Agreement, the section of the Offer to Purchase entitled "Section 11. Contacts and Transactions With First Union - Backround of the Offer - Transaction Documents - Advisory Agreement - Fees. - Incentive Fee" is hereby amended and restated to read as follows:

                  "Incentive Fee. The advisor will be paid an incentive fee
            equal to 20% of all distributions to shareholders after the date of the advisory agreement in excess of the "Hurdle". The Hurdle is defined as (x) $71.3 million, increased by the net issuance price of all shares issued after the date of the advisory agreement, and decreased by the redemption price of all shares redeemed after the date of the advisory agreement, plus (y) a return on the amount, as adjusted, set forth in (x) equal to 7% per annum compounded annually; provided, however, the amount set forth in (x) above will be subject to increase, but not reduction, as of the date that the Company receives amounts awarded to it as a result of the entry of a final non-appealable order in the case entitled Paterno et al. v. State of California, by the amount so received by the Company reduced by (i) all costs and expenses, including but not limited to attorneys' fees and expenses, paid by the Company subsequent to November 26, 2003 in connection with the action, (ii) the amount of any subrogation claim due to the Company's insurance carrier in connection with the action and (iii) $2,000,000. The incentive fee will be paid if and when such distributions are made, to the extent the incentive fee at such time exceeds the incentive fee already paid to the advisor."

Item 8. Interest in Securities of Subject Company.

            Item 8 is hereby supplemented as follows:

            The Section of the Offer to Purchase entitled "Section 9 - Information Concerning the Purchaser and Its Affiliates - General" is hereby amended by adding the following two sentences as the third and fourth sentences of the third paragraph of such Section:

            "Mr. Ashner and his wife also beneficially own 2,000 shares of the Company's Series A Preferred Shares of Beneficial Interest, which, based on the conversion rate disclosed in the Company's latest annual report on Form 10-K, are currently convertible into an aggregate of 9,840 common shares. The 100,000 common shares owned directly by Mr. Ashner and the 9,840 common shares underlying shares of preferred stock held by Mr. Ashner and his wife, represent, in the aggregate, less than .5% of the common shares outstanding."

Item 12. Exhibits.

            Item 12 is hereby supplemented as follows:

            (a)(9) Text of joint press release issued by the Company and the
                   Purchaser, dated December 10, 2003.

            (d)(7) Amendment, dated as of December 10, 2003, to Stock Purchase
                   Agreement dated as of November 26, 2003.

            (d)(8) Modified Form of Advisory Agreement between the Company and
                   FUR Advisors LLC.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                FUR Investors, LLC


                                                By: /s/ Michael L. Ashner
                                                    ----------------------------
                                                Name:  Michael L. Ashner
                                                Title: Manager

                                                December 10, 2003
                                                -----------------
                                                Date

                                  EXHIBIT INDEX

            (a)(9) Text of joint press release issued by the Company and the
                   Purchaser, dated December 10, 2003.

            (d)(7) Amendment, dated as of December 10, 2003, to Stock Purchase
                   Agreement dated as of November 26, 2003.

            (d)(8) Modified Form of Advisory Agreement between the Company and
                   FUR Advisors LLC.